

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

January 27, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 27, 2025, The Nasdaq Stock Market (the "Exchange") received from Aeva Technologies, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, par value $0.0001 per share

Warrants to purchase common stock

We further certify that the securities described above have been approved by the Exchange for listing and registration.

Sincerely,

Eun Ah Choi